Exhibit 99.1

E-House Announces Shareholder Approval of Merger Agreement

SHANGHAI, China, August 5, 2016 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated April 15, 2016 (the “Merger Agreement”) by and among E-House Holdings Ltd. (“Parent”), E-House Merger Sub Ltd. (“Merger Sub”) and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby (including the Merger, as defined below).

Of those shares voted at the meeting, approximately 89.79% were voted in favor of the proposal to authorize and approve the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the Plan of Merger and the transactions contemplated thereby, including the Merger.

The parties currently expect that the Merger will close in August 2016, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon the completion of the Merger, the Company will become a privately held company, and its American depositary shares, each representing one ordinary share of the Company, will no longer be listed on the New York Stock Exchange.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and mobile community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0809

E-mail: ir@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com m